Exhibit 99.1

Medigus Presents New Data Demonstrating the MUSE™ System Improves
GERD Symptoms and Reduces Proton Pump Inhibitor Reliance

Two Studies Presented at DDW 2017 Showed Clinically Meaningful Reduction in Symptoms and Withdrawal or Reduction in Proton Pump Inhibitor Use by Two-Thirds of Patients Following Treatment with MUSE™ System

Separate Presentation Supports HOF Criteria as a Potential Endoscopic Selection Criteria to Predict Amount of Reflux and Improve Treatment Outcomes

OMER, Israel, May 9, 2017 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced results from three clinical studies involving the company’s MUSE™ System, a minimally invasive solution for gastroesophageal reflux disease (GERD). The data were presented in three posters at Digestive Disease Week® (DDW), taking place in Chicago from May 6-9, 2017.

The MUSE system is a single-use flexible transoral stapler that merges the latest advancements in microvisual, ultrasonic and surgical stapling. The device comes equipped with an ultrasonic sight and range finder and a micro ScoutCam™ CMOS camera, which enables a single physician to perform an incisionless transoral fundoplication — the procedure is intended to treat the anatomical cause of gastroesophageal reflux disease (GERD), commonly known as acid reflux.

Giorgia Mazzoleni, fellow at the San Raffaele Scientific Institute at the San Raffaele Hospital in Milan, Italy, presented a poster entitled, “Transoral Anterior Fundoplication (TAF) with Medigus Ultrasound Surgical Endostapler (MUSE™) for the Treatment of Gastroesophageal Reflux Disease (GERD); 6-Month Results from a Single-Center Prospective Study,” which enrolled 24 GERD patients to assess the six-month safety and efficacy of TAF with MUSE. GERD quality of life questionnaires (HRQL) improved from a baseline of 43 to 18 six months after TAF with MUSE (p<0.003). The study also highlighted an improvement in Reflux Symptom Index (RSI), from 21 to 10 (p<0.009). A 79% reduction or withdrawal in PPI therapy was observed six-months after treatment, with 50% of patients stopping PPI use, 28.6% of patients halving PPI use, and 21.4% remaining on the same dose prior to treatment with TAF with MUSE.

Dr. Ali Lankarani, board member of the Advanced Therapeutic Endoscopy Center (ATEC) at the Broland-Groover Clinic in Jacksonville, FL, presented a poster titled, “Interim Results From A Multi-Center Post-Marketing Surveillance Registry Study for Endoscopic Anterior Fundoplication,” reported data from an ongoing post-market registry study of 68 GERD patients who underwent Endoscopic Anterior Fundoplication (EAF) in 13 international centers. GERD-HRQL improved from 24.0 to 6.0 following treatment with MUSE (CI, 13.4 – 20.8, p<0.00001), demonstrating patients experienced a clinically meaningful reduction in GERD-related symptoms. In addition, baseline patient satisfaction was reported at 0%, but improved to 70% (26/37) at 6 months and 90% (9/10) at 1 year. Of note, 76% (28/37; p<0.00001) of patients have eliminated or reduced their use of proton pump inhibitors (PPI), with 96% of patients that responded favorably to treatment with the MUSE System stopping daily PPI therapy.

Dr. Lankarani remarked, “These interim results, in conjunction with the data from the single-center study presented by Mazzoleni, highlight how the MUSE System can be a revolutionary, minimally-invasive treatment option for patients with GERD who are unsatisfied with PPI therapeutics and hesitant to pursue surgical intervention. In addition to the impressive findings, in another study we were able to access the value of the HOF criteria over the Hill classification, which we believe will play a pivotal role alongside the MUSE System in improving overall treatment outcomes in GERD.”

In addition, Dr. Lankarani presented a second poster, entitled, “Endoscopic Predictors of Decreased Reflux After Endoscopic Anterior Fundoplasty,” which evaluated the HOF criteria as an endoscopic grading system of gastroesophageal junction (GEJ) geometry, as well as selection criteria to guide treatment decisions and predict treatment outcomes. Currently, Hill classification is the most commonly used criteria for antireflux procedures, however it has limited utility and still results in one-third of EAF-treated patients to continue experiencing reflux. HOF criteria categorizes GEJ geometry based on measurement of axial length of hiatal hernia (H), hiatus opening dimension (O) and flap valve size (F), with H and O openings less than 1cm considered normal (N) and 1cm or larger categorized as abnormal (A). GEJ is categorized as AAA if all three HOF landmarks are abnormal, NAA if one HOF landmark is normal and two are abnormal, and NNN if all three HOF landmarks are normal. Using the HOF criteria, the researchers identified and successfully treated 18 GERD patients, with Total Present of Time spent in Reflux (TPTR) showing a reduction in all patients with NAA configuration, and 75% and 71% TPTR reduction in individuals that had a 1 and 2 cm hiatal hernia, respectively. Average TPTR improvement was 53% for the NAA configuration patients, while average TPTR improvement in patients with 1 and 2 cm hiatal hernia was 56% and 46%, respectively.

Chris Rowland, Chief Executive Officer of Medigus, commented, “As the developers of a completely new, minimally invasive solution for the treatment of GERD, we are extremely motivated by data presented this year at DDW. We are pleased with the results reported from the single center study, and look forward to continuing the ongoing post-market multi-center study, which have shown promising reductions in PPI reliance, as well as increases in patient quality of life and satisfaction. These studies continue to support the use of our MUSE System, which can reduce the need for pharmaceuticals and invasive surgical procedures.”

To learn more about MUSE, visit: www.medigus.com

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

MEDIA CONTACT:

Chantal Beaudry

Lazar Partners Ltd.

212-867-1762

cbeaudry@lazarpartners.com

INVESTOR RELATIONS (Israel):

Iris Lubitch/ Noam Yellin

SmarTeam

972-3-6954333

Iris@Smartteam.co.il
Noam@Smartteam.co.il

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